Exhibit 99.2

NOVA MEASURING INSTRUMENTS LTD.
WEIZMANN SCIENCE PARK, BUILDING 22, 2ND FLOOR, EINSTEIN STREET, NESS ZIONA, ISRAEL
TEL: +972-8-9387505 – FAX: +972-8-9407776

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

        The undersigned, a shareholder of Nova Measuring Instruments Ltd. (the “Company”), an Israeli Corporation, hereby appoints Micha Brunstein and Dror David, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company, Building 22 (2nd floor) Weizmann Science Park, Einstein Street, Ness Ziona, on June 25, 2009 at 5:00 p.m. local time in Israel, or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0.01, of the Company (the “Ordinary Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Annual General Meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a “FOR” vote, except for Proposal 3 below regarding which the proxy will NOT be voted.

        This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Annual General Meeting or any adjournment(s) or postponement(s) thereof.

        WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

BNY MELLON SHAREOWNER SERVICES
Address Change/Comments (Mark the corresponding box on the reverse side)	P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250
(Continued and to be marked, dated and signed, on the other side)

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Please mark your votes as indicated in this example	☒

FOR	AGAINST	ABSTAIN	FOR	AGAINST	ABSTAIN

Item No. 1	Item No. 3

Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co. as the independent auditors of the Company for the period ending at the close of the next annual general meeting.	☐	☐	☐	Re-election of Ms. Naama Zeldis as an external director of the Company.	☐	☐	☐

Item No. 2
Re-election of each of Messrs. Micha Brunstein, Giora Dishon, Avi Kerbs, Alon Dumanis and Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting.	YES	NO

				VOTE FOR EACH DIRECTOR SEPARATELY.								Are you a controlling shareholder in the Company, or acting on behalf of such a controlling shareholder? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 3).
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		☐	☐
Micha Brunstein	☐	☐	☐	Avi Kerbs	☐	☐	☐	Avi Cohen	☐	☐	☐

Giora Dishon	☐	☐	☐	Alon Dumanis	☐	☐	☐					In the discretion of the proxies on any other matters that may properly come before the Annual General Meeting or any adjournment(s) or postponement(s) thereof.

I/we plan to attend the Annual General Meeting.	☐
Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on May 19, 2009, the record date fixed by the Board of Directors for such purpose.

Mark Here for Address Change or Comments SEE REVERSE	☐	The signer hereby revokes all previous proxies given by the signer to vote at the Annual General Meeting or any adjournments thereof.

Signature ________________________________________________________________ Signature ________________________________________________________________ Date __________________
Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT.

▲ FOLD AND DETACH HERE ▲

Nova Measuring Instruments Ltd.